UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KIT DIGITAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

482470200

(CUSIP Number)

Gary Cohen

Invigor Group Limited

Level 8, 47 York Street

Sydney NSW 2000

+61 (0) 2 8251 9601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. 482470200
1	NAMES OF REPORTING PERSONS Invigor Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (check information) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,838,134
	8	SHARED VOTING POWER* -0-
	9	SOLE DISPOSITIVE POWER* 1,838,134
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,134
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 3.2%
14	TYPE OF REPORTING PERSON CO

*	See Item 5.

Invigor currently owns 1,838,134 shares of Common Stock. The Purchase Agreement, as amended, granted Invigor the right to acquire an additional number of shares of Common Stock on December 22, 2012 pursuant to a formula set out therein. As described in greater detail in Item 5, the Issuer has refused to issue such additional number of shares. As a result, Invigor has amended its Schedule 13D.

Explanatory Note

This Amendment No. 1 (this “Amendment”) hereby amends the information in the Schedule 13D relating to the Common Stock of KIT digital, Inc. (“KIT” or the “Issuer”) filed October 30, 2012 with the Securities and Exchange Commission (the “Schedule 13D”). Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On June 22, 2012, KIT acquired from Invigor all of the capital stock of Invigor’s subsidiaries, in consideration of AUD$17,215,485.00 payable in shares of Common Stock of KIT (representing approximately 3.2% of the outstanding stock issued by KIT) (the “Closing Common Stock”), or, at KIT’s election, in cash, pursuant to a Securities Purchase Agreement, dated as of April 21, 2012, by and between KIT and Invigor, and as amended by the Amendment to Securities Purchase Agreement, dated June 3, 2012 (the “Purchase Agreement”).

Under the Purchase Agreement KIT made an initial grant of 1,838,134 shares to the Reporting Person. The Purchase Agreement also contained a “top-up” provision (the “Top-Up Provision”) whereby the Issuer agreed to issue to Reporting Person additional shares of Common Stock on December 22, 20121 (the “Trigger Date”), if the Weighted Average Price (as defined in the Purchase Agreement) of the Common Stock fell below $8.10 per share. The mechanism for determining the amount of additional shares of Common Stock that Invigor is entitled to is made pursuant to the formula set out in the Purchase Agreement, which was filed as Exhibit 1 of the Schedule 13D.

The Issuer, however, has taken the position that it has no obligation to issue the additional shares under the Top-Up Provision. The Reporting Person acknowledges that the Issuer does not intend to issue the additional shares under the Top-Up Provision and, accordingly, the Reporting Person’s ownership in the Issuer is 1,838,134, amounting to a percentage interest in the Issuer of approximately 3.2%.

In the Purchase Agreement, the Issuer represented and warranted to the Reporting Person that, among other things, the Issuer’s Securities and Exchange Commission (the “SEC”) filings complied in all material respects with the requirements of the Securities Act of 1933 and the Securities and Exchange Act of 1934 and with the rules and regulations of the SEC promulgated thereunder and did not contain any untrue statement of a material fact and did not omit to state any material fact required to make the statements made therein not misleading. In the Purchase Agreement, the Issuer promised to hold the Reporting Person harmless from any damages incurred by the Reporting Person by reason of the inaccuracy of any representation or warranty and also to indemnify the Reporting Person against any such damages.

[1]

The “Trigger Date” is determined pursuant to the Purchase Agreement and is the earlier of the date (i) immediately prior to a Change in Control (as defined in the Purchase Agreement) of KIT and (ii) Invigor is first entitled to sell its shares of Common Stock under Rule 144 of the Securities Act.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the copy of the Purchase Agreement filed as Exhibit 1 to the Schedule 13D which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As described in Item 3 above, the Reporting Person is deemed to be entitled to beneficially own, in the aggregate, 1,838,134 shares of Common Stock, representing approximately 3.2% of the outstanding shares of Common Stock issued by KIT.

(b) The Reporting Person is deemed to have the sole power to vote and dispose of, in the aggregate, 1,838,134 shares of Common Stock.

(c) On November 29, 2012, the Reporting Person sent a notice to the Issuer reminding it of its obligations under the Purchase Agreement and specifically the requirement by the Issuer to issue the additional Common Stock on December 22, 2012 (or the next business day thereof).

The Issuer responded to the Reporting Person in writing on December 3, 2012 (the “KIT Letter”). The Issuer informed the Reporting Person that it did not agree with the Reporting Person’s contention that the “Trigger Date” was December 22, 2012 and that, due to the restatement of the Issuer’s financial statements, the conditions required for a Trigger Date to occur had not been satisfied. As a result, the Issuer stated it would not issue the Additional Common Stock on December 22, 2012 (or the business day immediately following the Trigger Date).

On December 6, 2012, based on the Issuer’s statement in the KIT Letter that the Issuer did not intend to comply with the terms of the Purchase Agreement, the Reporting Person’s legal counsel sent the Issuer a notice of anticipatory breach of the Purchase Agreement (the “Breach Notice”).

The Reporting Person considers the Issuer to have materially breached the Purchase Agreement by making false representations and warranties to the Reporting Person in respect of the Issuer’s financials. The Reporting Person intends to pursue legal remedies against the Issuer.

(d) Not Applicable.

(e) As described in Item 5(c) above, the date on which the Reporting Person is considered to have ceased to be the beneficial owner of more than 5 percent of the Common Stock is December 22, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 28, 2012

INVIGOR GROUP LIMITED

By:	/s/ Gregory Cohen

Title:	Director – Finance